April 11, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Attn:  Sondra Stokes

Rule 3-05 request in connection with exchange transaction between Liberty Media Corporation and News Corporation

Dear Ms. Stokes:

Liberty Media Corporation (“Liberty”) and News Corporation (“News Corp”) have agreed to an exchange transaction (the “Exchange Transaction”) whereby Liberty would exchange its approximate 16% ownership interest in News Corp for a newly formed subsidiary of News Corp (the “News Corp Subsidiary”), which would own News Corp’s approximate 38% ownership interest in The DIRECTV Group, Inc. (“DIRECTV”), three regional cable television sports networks (the “RSNs”) and approximately $588 million in cash.  Consummation of the Exchange Transaction is subject to various closing conditions, including regulatory approval and the receipt of a favorable ruling from the IRS that the Exchange Transaction is tax free.  Consummation is expected in mid-2007.  As more fully described below, Liberty’s acquisition of the News Corp Subsidiary will require us to file financial statements pursuant to Rule 3-05 of Regulation S-X.  We are requesting permission from the Staff to file the financial statements of DIRECTV, rather than financial statements of the News Corp Subsidiary, in response to the requirements of Rule 3-05.

As noted above, at the time of the Exchange Transaction, the News Corp Subsidiary will be comprised of (1) News Corp’s approximate 38% ownership interest in DIRECTV, (2) the RSNs and (3) approximately $588 million in cash.  DIRECTV is a public company that is subject to the reporting requirements of the 1933 and 1934 Acts.  Accordingly, DIRECTV files audited financial statements with the SEC.  News Corp accounts for its investment in DIRECTV using the equity method of accounting.  Similarly, upon consummation of the Exchange Transaction, Liberty will account for DIRECTV using the equity method of accounting and expects that it will be required to file financial statements of DIRECTV pursuant to Rule 3-09 of Regulation S-X.  The RSNs are 100% owned business units within the consolidated financial statements of News Corp.  News Corp does not have separate reporting requirement for the RSNs, so separate audited financial statements of the RSNs are not prepared in the normal course of business.  Due to the size of the RSNs as compared to the consolidated operations and financial position of News Corp, auditing procedures applied to the RSNs are limited.  Therefore, Liberty believes that performing an audit of the News Corp Subsidiary for the two years required by Rule 3-05 (see calculations below) would be unduly time consuming and costly, and would provide limited value to an investor given their relative size.

News Corp recorded $448 million in share of earnings from DIRECTV for the year ended December 31, 2006.  News Corp’s share of losses of DIRECTV has been reduced by the amortization of excess costs related to finite-lived intangible assets.  DIRECTV’s net income for the year ended December 31, 2006 was $1,420 million and its pre-tax income was $2,286 million.  Based upon unaudited information provided by News Corp, the RSNs generated pre tax earnings of $28 million for the year ended December 31, 2006.  Liberty’s pre-tax earnings from continuing operations were $961 million for the year ended December 31, 2006.  Combining the pre-tax income for the RSNs and News Corp’s equity pickup for DIRECTV and dividing by Liberty’s pre-tax income results in the News Corp Subsidiary triggering at the 49.5% significance level.  The results of the investment test and the total assets test prescribed in Rule 3-05 and Rule 1-02(w) are less than 30%.  Therefore, Liberty would be required to provide two years of audited financial statements pursuant to the provisions of Rule 3-05.  Using the foregoing income numbers, the equity pickup for DIRECTV represents 94.1% of the pre-tax earnings of the News Corp Subsidiary.

As of December 31, 2006, the market value of News Corp’s investment in DIRECTV was $11.7 billion.  We have preliminarily estimated the value of the RSNs to be $500 million.  Including the $588 million in cash, DIRECTV represents 91.8% of the value of the assets to be received by Liberty and the RSNs represent 3.9% of such value.

As of December 31, 2006, News Corp’s carrying value for DIRECTV was $6,950 million and the total assets of the RSNs were $172 million.  With the approximate $588 million in cash, the approximate total assets of the News Corp Subsidiary would be $7,710 million, and the investment in DIRECTV represented 90.1% of such total assets.

Given (i) the time and cost to perform an audit of the RSNs, (ii) the relative size of the RSNs as compared to the investment in DIRECTV and (iii) the fact that Liberty expects to file DIRECTV financial statements under Rule 3-09, Liberty requests permission from the Staff to provide the audited financial statements of DIRECTV, rather than the audited financial statements of the News Corp Subsidiary in order to comply with the requirements of Rule 3-05.  In preparing its Article 11 pro forma financial statements, Liberty will use the unaudited financial statements of the News Corp Subsidiary, which will include the consolidated results of operations for the RSNs as well as the equity pickup for DIRECTV.

Please do not hesitate to contact me with any questions at (720) 875-4333.  Thank you for considering our request.

Sincerely,

Liberty Media Corporation

/s/ Christopher W. Shean

Christopher W. Shean
Senior Vice President and Controller